                              GENERAL DEVICES, INC.
                               3 TROWBRIDGE DRIVE
                            BETHEL, CONNECTICUT 06801

November 16, 2006

Securities and Exchange Commission
Station Place
100 F Street, N.E.
Washington, D.C. 20549-7010
Attention:       Jennifer R. Hardy
                 Legal Branch Chief

                 Edward M. Kelly
                 Senior Counsel

Re:      General Devices, Inc.
         Registration Statement on Form SB-2
         File No. 333-132722

 Ladies and Gentlemen:

         We hereby withdraw our previous acceleration requests dated November 9,
2006 and any additional acceleration requests for effectiveness of the above-referenced registration statement.

Very truly yours,
General Devices, Inc.

By /s/ Damien R. Tanaka
   -------------------------------
Damien R. Tanaka President and CEO